November 25, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                  NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                          FILE NO. 70-9681 AND 70-9945

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and (i) the Orders of the Commission dated November 1, 2000 and March 21, 2001 in File No. 70-9681, and (ii) the Orders of the Commission dated December 19, 2001, June 6, 2002 and August 8, 2002 in File No. 70-9945, authorizing the financing transactions and business activities as more fully described in the Joint Applications/Declarations, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended June 30, 2003:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale
         None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource Inc.'s benefit plans or otherwise
         106,500 shares

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer
         None

4. The amount and terms of any long-term debt, preferred stock or other preferred or equity-linked securities, or short-term debt, issued directly or indirectly by NiSource during the quarter
         Please see Exhibit 1

5. The amount and terms of any short-term debt issued directly or indirectly by any utility subsidiary during the quarter
         Please see Exhibit 2

6. The amount and terms of any financing consummated by any non-utility subsidiary during the quarter that are not exempt under rule 52
         None

7. The name of the guarantor and of the beneficiary of any NiSource guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee
         Please see Exhibit 3

8. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into during the quarter and the identity of the parties to such instruments
         On July 22, 2003, NiSource entered into fixed-to-variable interest rate swap agreements in a notional amount of $500.0 million with four counterparties with an 11-year term. NiSource will receive payments based upon a fixed 5.40% interest rate and pay a floating interest amount based on U.S. 6-month LIBOR-BBA plus an average of 0.78% per annum.

9. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary during the quarter
         None

10. A list of Form U-6B-2 statements filed with the commission during the quarter, including the name of the filing entity and the date of the filing
         None

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource, that has engaged in financing transactions during the quarter
         Please see the attached Exhibits 4 through 14 for balance sheets for NiSource, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

12. The maximum outstanding amount of all borrowings under or investments in the Money Pool by each Money Pool participant during the quarter, and the rate or range of rates charged on Money Pool investments during the quarter
         Please see Exhibit 15

13. The number of shares of common stock issued by Columbia Maryland to Columbia during the quarter and the price per share paid
         None

14. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia during the quarter
         None

                                          Very truly yours,

                                          NiSource Inc.

                                          By:      /s/ Jeffrey W. Grossman
                                              --------------------------------
                                                     Jeffrey W. Grossman
                                                       Vice President

                                                                      EXHIBIT #1

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #4

                          AMOUNT ISSUED DURING      AMOUNT OUTSTANDING      TYPE OF DEBT
COMPANY                   THIRD QUARTER OF 2003     SEPTEMBER 30, 2003      OR SECURITY                TERMS
---------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp                    -               42,900,000        Short-term Debt    Commercial paper borrowing
                                                                                              with a weighted average interest
                                                                                              rate of 1.837%

NiSource Finance Corp          500,000,000            5,513,300,000        Long-term Debt     Various maturity dates and weighted
                                                                                              average interest rates
---------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                     ITEM #5

                                                                     INTER-COMPANY DEBT
                                                                     ISSUED DURING THE     WEIGHTED AVERAGE
LENDING COMPANY                   BORROWING SUBSIDIARY                3RD QUARTER 2003      INTEREST RATE
-----------------------------------------------------------------------------------------------------------
NiSource Finance Corp.    Northern Indiana Public Service Company       51,580,000              1.79%
NiSource Finance Corp.    Bay State Gas Company                         51,747,000              1.79%
NiSource Finance Corp.    Northern Utilities, Inc.                       9,820,000              1.79%
-----------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3
                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM # 7

                                                            GUARANTEES
                                                          ISSUED DURING
GUARANTOR                               SUBSIDIARY       3RD QUARTER 2003                PURPOSE
---------------------------------------------------------------------------------------------------------------
NiSource/NiSource Capital Markets     EnergyUSA - TPC         70,000         Guarantee energy trading contracts

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                          2003
--------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $   16,445,104
     Accumulated depreciation and amortization                             (8,121,369)
--------------------------------------------------------------------------------------
     Net Utility Plant                                                      8,323,735
--------------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                   407,978
--------------------------------------------------------------------------------------
Net Property, Plant and Equipment                                           8,731,713
--------------------------------------------------------------------------------------
INVESTMENTS:
     Assets of discontinued operations and assets held for sale               338,155
     Unconsolidated affiliates                                                118,862
     Other investments                                                         70,662
--------------------------------------------------------------------------------------
          Total Investments                                                   527,679
--------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                 29,871
     Restricted cash                                                           41,136
     Accounts receivable - less reserve                                       370,679
     Unbilled revenue - less reserve                                          126,470
     Gas inventory                                                            560,437
     Underrecovered gas and fuel costs                                        154,721
     Material and supplies, at average cost                                    68,904
     Electric production fuel, at average cost                                 32,406
     Price risk management asset                                               60,198
     Exchange gas receivable                                                  210,372
     Regulatory assets                                                         98,279
     Prepayments and other                                                    122,673
--------------------------------------------------------------------------------------
          Total Current Assets                                              1,876,146
--------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk asset long term                                               135,239
     Regulatory assets                                                        574,542
     Goodwill                                                               3,692,178
     Intangible assets                                                         35,689
     Deferred charges and other                                               130,908
--------------------------------------------------------------------------------------
          Total Other Assets                                                4,568,556
--------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $   15,704,094
======================================================================================

                                                                      EXHIBIT #4

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                                   2003
---------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
     Common Stock Equity                                                        $   4,253,666
     Preferred Stocks -
        Subsidiary Companies
          Series without mandatory redemption provisions                               81,114
     Long-term debt, excluding amounts due within one year                          5,513,305
----------------------------------------------------------------------------------------------
Total Capitalization                                                                9,848,085
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
     Current portion of long-term debt                                                874,422
     Short-term borrowings                                                            442,900
     Accounts payable                                                                 397,523
     Dividends declared on common and preferred stocks                                 61,953
     Customer deposits                                                                 73,345
     Taxes accrued                                                                    295,533
     Interest accrued                                                                 183,386
     Overrecovered gas and fuel costs                                                   6,402
     Price risk management liabilities                                                 58,479
     Exchange gas payable                                                             279,246
     Current deferred revenue                                                          18,918
     Regulatory liabilities                                                            18,035
     Accrued liability for postretirement and pension benefits                         57,844
     Other accruals                                                                   336,814
----------------------------------------------------------------------------------------------
          Total current liabilities                                                 3,104,800
----------------------------------------------------------------------------------------------
OTHER:
     Price risk management liabilities                                                    563
     Deferred income taxes                                                          1,596,666
     Deferred investment tax credits                                                   89,590
     Deferred credits                                                                  70,308
     Non-current deferred revenue                                                     121,318
     Accrued liability for postretirement and pension benefits                        351,083
     Preferred stock liabilities with mandatory redemption provisions                   2,997
     Liabilities of discontinued operations and liabilities held for sale             219,571
     Regulatory liabilities                                                            92,414
     Other noncurrent liabilities                                                     206,699
---------------------------------------------------------------------------------------------
          Total other                                                               2,751,209
----------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $  15,704,094
==============================================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681
                                    ITEM #11

As of September 30, (in thousands)                                2003
---------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                            $  6,567,878
     Accumulated depreciation and amortization                  (3,704,595)
---------------------------------------------------------------------------
     Net Utility Plant                                           2,863,283
---------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                       2,376
---------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                       6,980
     Restricted cash                                                 3,135
     Accounts receivable - less reserve                             37,907
     Unbilled revenue - less reserve                                63,968
     Gas cost adjustment clause                                        819
     Material and supplies, at average cost                         46,278
     Electric production fuel, at average cost                      32,406
     Natural gas in storage, at last in, first-out cost            137,467
     Price risk management assets                                    1,482
     Regulatory assets                                              13,507
     Prepayments and other                                          57,354
---------------------------------------------------------------------------
Total Current Assets                                               401,303
---------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                             214,154
     Intangible assets                                              20,772
     Prepayments and other                                           2,881
---------------------------------------------------------------------------
Total Other Assets                                                 237,807
---------------------------------------------------------------------------
TOTAL ASSETS                                                  $  3,504,769
===========================================================================

                                                                      EXHIBIT #5

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                   2003
---------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common shareholder's equity                                                                      $     940,894
Preferred Stocks -
      Series without mandatory redemption provisions                                                    81,114
Long-term debt, excluding amount due within one year                                                   681,547
---------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                 1,703,555
---------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                 38,000
      Short-term borrowings                                                                            567,013
      Accounts payable                                                                                 119,090
      Dividends declared on common and preferred stock                                                   1,127
      Customer deposits                                                                                 47,601
      Taxes accrued                                                                                    132,469
      Interest accrued                                                                                  11,282
      Overrecovered gas and fuel costs                                                                   4,530
      Regulatory liabilities                                                                             3,800
      Price risk management liabilities                                                                  3,382
      Accrued liability for postretirement and pension benefits                                         13,600
      Other accruals                                                                                    56,103
---------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                    997,997
---------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                            478,748
      Deferred investment tax credits                                                                   59,003
      Deferred credits                                                                                  18,352
      Accrued liability for postretirement and pension benefits                                        213,343
      Preferred stock liabilities with mandatory redemption provisions                                   2,997
      Regulatory liabilities                                                                             5,159
      Other noncurrent liabilities                                                                      25,615
---------------------------------------------------------------------------------------------------------------
          Total other                                                                                  803,217
---------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                             $   3,504,769
===============================================================================================================

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                     2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $   1,442,012
     Accumulated depreciation and amortization                                                         (378,235)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                1,063,777
----------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                            2,091
----------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                               34
----------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                  34
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                            2,795
     Restricted cash                                                                                        994
     Accounts receivable - less reserve                                                                  32,372
     Unbilled revenue - less reserve                                                                      8,942
     Gas Inventory                                                                                       33,117
     Underrecovered gas and fuel costs                                                                   35,765
     Material and supplies, at average cost                                                               5,297
     Price risk management asset                                                                             34
     Exchange gas receivable                                                                             34,205
     Regulatory assets                                                                                    4,043
     Prepayments and other                                                                                5,028
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                          162,592
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                                              2
     Regulatory assets                                                                                   35,111
     Goodwill                                                                                               841
     Intangible assets                                                                                    8,094
     Deferred charges and other                                                                          15,923
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                             59,971
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $   1,288,465
================================================================================================================

                                                                      EXHIBIT #6

                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                     2003
----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $     524,396
      Long-term debt excluding amt due within one year                                                  183,500
----------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                          707,896
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                     833
      Short-term borrowings                                                                             189,946
      Accounts payable                                                                                   26,982
      Customer deposits                                                                                   4,000
      Taxes accrued                                                                                      11,044
      Interest accrued                                                                                    1,732
      Price risk management liabilities                                                                     156
      Regulatory liabilities                                                                              1,819
      Other accruals                                                                                      7,627
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                     244,139
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                             298,381
      Deferred investment tax credits                                                                     2,578
      Accrued liability for postretirement and pension benefits                                          19,781
      Regulatory liabilities                                                                              3,420
      Other noncurrent liabilities                                                                       12,270
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                   336,430
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $   1,288,465
================================================================================================================

                                                                      EXHIBIT #7
                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $     263,674
     Accumulated depreciation and amortization                                                          (62,723)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                  200,951
----------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                            2,017
----------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                                2
----------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                   2
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                              541
     Restricted cash                                                                                        994
     Accounts receivable - less reserve                                                                   5,713
     Unbilled revenue - less reserve                                                                      2,014
     Gas inventory                                                                                        1,265
     Underrecovered gas and fuel costs                                                                    7,783
     Material and supplies, at average cost                                                                 818
     Price risk management asset                                                                             34
     Exchange gas receivable                                                                             21,952
     Regulatory assets                                                                                       82
     Prepayments and other                                                                                1,674
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                           42,870
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                                                              2
     Regulatory assets                                                                                   18,790
     Goodwill                                                                                               841
     Intangible assets                                                                                      824
     Deferred charges and other                                                                           1,966
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                             22,423
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $     268,263
================================================================================================================

                                                                      EXHIBIT #7

                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                      2003
----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity
      Long-term debt excluding amt due within one year                                                  114,008
----------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                          114,008
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                     833
      Short-term borrowings                                                                               9,813
      Accounts payable                                                                                    7,348
      Customer deposits                                                                                     908
      Taxes accrued                                                                                       2,720
      Interest accrued                                                                                       50
      Price risk management liabilities                                                                     156
      Regulatory liabilities                                                                                793
      Other accruals                                                                                      2,992
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                      25,613
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                              51,644
      Deferred investment tax credits                                                                       245
      Accrued liability for postretirement and pension benefits                                           3,660
      Regulatory liabilities                                                                              1,426
      Other noncurrent liabilities                                                                        6,667
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                    63,642
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $     203,263
================================================================================================================

                                                                      EXHIBIT #8

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $      80,268
     Accumulated depreciation and amortization                                                          (38,884)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                   41,384
----------------------------------------------------------------------------------------------------------------

INVESTMENTS:
     Unconsolidated affiliates                                                                                5
----------------------------------------------------------------------------------------------------------------
          Total Investments                                                                                   5
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                                              495
     Accounts receivable - less reserve                                                                   4,627
     Unbilled revenue - less reserve                                                                         65
     Gas Inventory                                                                                          540
     Underrecovered gas and fuel costs                                                                    1,346
     Material and supplies, at average cost                                                                 407
     Prepayments and other                                                                                   90
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                            7,570
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Intangible assets                                                                                      208
     Deferred charges and other                                                                             370
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                                578
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $      49,537
================================================================================================================

----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $      36,886
----------------------------------------------------------------------------------------------------------------
          Total Capitalization                                                                           36,886
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                    2,080
      Customer deposits                                                                                     482
      Taxes accrued                                                                                         497
      Interest accrued                                                                                      148
      Other accruals                                                                                      1,430
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                       4,637
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                               3,305
      Deferred investment tax credits                                                                       438
      Deferred credits                                                                                    1,103
      Accrued liability for postretirement and pension benefits                                           1,687
      Regulatory liabilities                                                                              1,477
      Other noncurrent liabilities                                                                            4
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                     8,014
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $      49,537
================================================================================================================

                                                                      EXHIBIT #9

                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $      74,274
     Accumulated depreciation and amortization                                                          (28,064)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                   46,210
----------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                              658
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                              211
     Accounts receivable - less reserve                                                                   9,416
     Unbilled revenue - less reserve                                                                        621
     Gas inventory                                                                                        7,362
     Underrecovered gas and fuel costs                                                                    3,487
     Material and supplies, at average cost                                                                 303
     Prepayments and other                                                                                  122
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                           21,522
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                       97
     Intangible assets                                                                                      318
     Deferred charges and other                                                                             653
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                              1,068
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $      69,458
================================================================================================================

----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $      47,921
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                     47,921
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                    3,977
      Customer deposits                                                                                     358
      Taxes accrued                                                                                       1,230
      Interest accrued                                                                                       37
      Other accruals                                                                                        592
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                       6,194
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                               5,342
      Deferred investment tax credits                                                                       302
      Deferred credits                                                                                      483
      Accrued liability for postretirement and pension benefits                                           7,127
      Regulatory liabilities                                                                              1,890
      Other noncurrent liabilities                                                                          199
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                    15,343
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $      69,458
================================================================================================================

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                     2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $     238,211
     Accumulated depreciation and amortization                                                         (108,206)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                  130,005
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                              419
     Accounts receivable - less reserve                                                                   3,512
     Unbilled revenue - less reserve                                                                      3,202
     Gas inventory                                                                                       15,167
     Underrecovered gas and fuel costs                                                                   28,811
     Exchange gas receivable                                                                              1,627
     Regulatory assets                                                                                      815
     Prepayments and other                                                                                  913
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                           54,466
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                    3,075
     Intangible assets                                                                                       66
     Deferred charges and other                                                                             946
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                              4,087
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $     188,558
================================================================================================================

                                                                     EXHIBIT #10

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                     2003
----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $      71,930
      Long-term debt excluding amt due within one year                                                   42,157
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                    114,087
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                      31
      Short-term borrowings                                                                               9,594
      Accounts payable                                                                                   14,033
      Customer deposits                                                                                   2,324
      Taxes accrued                                                                                       4,048
      Interest accrued                                                                                       91
      Price risk management liabilities                                                                     481
      Exchange gas payable                                                                                6,851
      Regulatory liabilities                                                                                 79
      Accrued liability for postretirement and pension benefits                                           1,027
      Other accruals                                                                                     14,325
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                      52,884
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                              13,695
      Deferred investment tax credits                                                                     1,232
      Accrued liability for postretirement and pension benefits                                           1,208
      Regulatory liabilities                                                                              4,704
      Other noncurrent liabilities                                                                          748
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                    21,587
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $     188,558
================================================================================================================

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $   1,566,274
     Accumulated depreciation and amortization                                                         (680,691)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                  885,583
----------------------------------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                                            1,270
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                            3,076
     Accounts receivable - less reserve                                                                  35,796
     Unbilled revenue - less reserve                                                                     31,658
     Gas inventory                                                                                      236,358
     Underrecovered gas and fuel costs                                                                   47,399
     Exchange gas receivable                                                                             69,642
     Regulatory assets                                                                                   48,632
     Prepayments and other                                                                               11,243
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                          483,804
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                  206,563
     Intangible assets                                                                                      968
     Deferred charges and other                                                                          64,558
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                            272,089
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $   1,642,746
================================================================================================================

                                                                     EXHIBIT #11

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $     441,436
      Long-term debt excluding amt due within one year                                                  306,893
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                    748,329
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                                                     210
      Short-term borrowings                                                                             162,140
      Accounts payable                                                                                  129,607
      Customer deposits                                                                                  10,840
      Taxes accrued                                                                                      63,090
      Interest accrued                                                                                    1,523
      Price risk management liabilities                                                                   1,822
      Exchange gas payable                                                                               83,778
      Regulatory liabilities                                                                              5,225
      Accrued liability for postretirement and pension benefits                                           9,428
      Other accruals                                                                                    108,375
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                     576,038
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                             132,081
      Deferred investment tax credits                                                                    15,236
      Accrued liability for postretirement and pension benefits                                          48,066
      Regulatory liabilities                                                                             69,748
      Other noncurrent liabilities                                                                       53,248
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                   318,379
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $   1,642,746
================================================================================================================

                                                                     EXHIBIT #12

                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                     2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $     676,454
     Accumulated depreciation and amortization                                                         (233,341)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                  443,113
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                            2,521
     Accounts receivable - less reserve                                                                  28,812
     Unbilled revenue - less reserve                                                                     12,989
     Gas inventory                                                                                       88,153
     Underrecovered gas and fuel costs                                                                   34,628
     Exchange gas receivable                                                                             26,255
     Regulatory assets                                                                                   10,515
     Prepayments and other                                                                                2,271
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                          206,144
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                   69,032
     Intangible assets                                                                                      295
     Deferred charges and other                                                                           1,940
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                             71,267
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $     720,524
================================================================================================================

----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $     214,022
      Long-term debt excluding amt due within one year                                                  185,215
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                    399,237
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                              46,514
      Accounts payable                                                                                   45,229
      Customer deposits                                                                                   2,173
      Price risk management liabilities                                                                   1,059
      Exchange gas payable                                                                               40,759
      Regulatory liabilities                                                                              4,746
      Accrued liability for postretirement and pension benefits                                           6,771
      Other accruals                                                                                     28,138
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                     175,389
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                             109,375
      Deferred investment tax credits                                                                     7,235
      Accrued liability for postretirement and pension benefits                                          11,793
      Regulatory liabilities                                                                              6,867
      Other noncurrent liabilities                                                                       10,628
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                   145,898
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $     720,524
================================================================================================================

                                                                     EXHIBIT #13

                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                    2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $     511,842
     Accumulated depreciation and amortization                                                         (131,679)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                  380,163
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                              574
     Accounts receivable - less reserve                                                                  12,591
     Unbilled revenue - less reserve                                                                      3,737
     Gas inventory                                                                                       24,280
     Underrecovered gas and fuel costs                                                                    2,466
     Material and supplies, at average cost                                                                 390
     Exchange gas receivable                                                                              2,330
     Regulatory assets                                                                                    2,631
     Prepayments and other                                                                                5,674
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                           54,673
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                    7,962
     Intangible assets                                                                                      120
     Deferred charges and other                                                                          10,630
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                             18,712
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $     453,548
================================================================================================================

----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $     182,834
      Long-term debt excluding amt due within one year                                                  130,175
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                    313,009
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                                                              22,379
      Accounts payable                                                                                   16,878
      Customer deposits                                                                                   5,034
      Interest accrued                                                                                      126
      Exchange gas payable                                                                                7,593
      Regulatory liabilities                                                                                291
      Accrued liability for postretirement and pension benefits                                           3,346
      Other accruals                                                                                     12,741
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                      68,388
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                              37,720
      Deferred investment tax credits                                                                     1,965
      Accrued liability for postretirement and pension benefits                                           5,572
      Regulatory liabilities                                                                              1,257
      Other noncurrent liabilities                                                                       25,637
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                    72,151
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $     453,548
================================================================================================================

                                                                     EXHIBIT #14

                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-9681

                                    ITEM #11

As of September 30, (in thousands)                                                                      2003
----------------------------------------------------------------------------------------------------------------
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                                                $      85,157
     Accumulated depreciation and amortization                                                          (36,973)
----------------------------------------------------------------------------------------------------------------
     Net Utility Plant                                                                                   48,184
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
     Cash and cash equivalents                                                                              196
     Accounts receivable - less reserve                                                                  15,825
     Unbilled revenue - less reserve                                                                      1,135
     Gas inventory                                                                                        5,948
     Material and supplies, at average cost                                                                 142
     Exchange gas receivable                                                                                930
     Regulatory assets                                                                                      306
     Prepayments and other                                                                                2,215
----------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                                           26,697
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                                                    1,858
     Intangible assets                                                                                       20
     Deferred charges and other                                                                             426
----------------------------------------------------------------------------------------------------------------
          Total Other Assets                                                                              2,304
----------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                     $      77,185
================================================================================================================

----------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
      Common shareholder's equity                                                                 $      28,811
      Long-term debt excluding amt due within one year                                                   18,975
----------------------------------------------------------------------------------------------------------------
Total Capitalization                                                                                     47,786
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                                                    5,139
      Customer deposits                                                                                     343
      Taxes accrued                                                                                       1,463
      Overrecovered gas and fuel costs                                                                    1,873
      Exchange gas payable                                                                                1,444
      Regulatory liabilities                                                                                  5
      Accrued liability for postretirement and pension benefits                                             642
      Other accruals                                                                                      8,759
----------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                                      19,668
----------------------------------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                                               6,431
      Deferred investment tax credits                                                                       711
      Accrued liability for postretirement and pension benefits                                           1,380
      Regulatory liabilities                                                                                495
      Other noncurrent liabilities                                                                          714
----------------------------------------------------------------------------------------------------------------
          Total other                                                                                     9,731
----------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                                              $      77,185
================================================================================================================

                                                                     EXHIBIT #15

                                  NiSOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FILE NO.70-9945

                                    ITEM #12

                                                       MAXIMUM AMOUNT           MAXIMUM AMOUNT          AVERAGE INTEREST
                                                     OUTSTANDING DURING        INVESTED DURING            RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)                  THIRD QUARTER OF 2003    THIRD QUARTER OF 2003    THIRD QUARTER OF 2003
--------------------------------------------------------------------------------------------------------------------------
Alamco-Haug Hauling                                           N/A                       990                  1.79%
Bay State Gas Company                                     180,360                         0                  1.79%
Columbia Assurance Agency, Inc.                               N/A                        32                  1.79%
Columbia Accounts Receivable Corporation                      N/A                     9,641                  1.79%
Columbia Atlantic Trading Corporation                         N/A                     3,576                  1.79%
CNR Canada, Ltd.                                            5,389                         0                  1.79%
Columbia Energy Group Capital Corporation                     N/A                         0                  1.79%
Columbia Deep Water Services Company                          549                         0                  1.79%
Columbia Electric Corporation                                 N/A                     3,826                  1.79%
Columbia Energy Resources, Inc.                               N/A                     4,286                  1.79%
Columbia Energy Services Corporation                       30,749                         0                  1.79%
Columbia Finance Corporation                                  N/A                         0                  1.79%
Columbia Energy Group                                         N/A                   861,355                  1.79%
Columbia Gulf Transmission Company                         24,442                         0                  1.79%
Columbia Gas of Virginia, Inc.                             22,909                     2,615                  1.79%
Columbia Insurance Corporation, Ltd.                          N/A                        51                  1.79%
Columbia Gas of Kentucky, Inc.                             11,128                    15,207                  1.79%
Columbia LNG Corporation                                      N/A                         0                  1.79%
Columbia Gas of Maryland, Inc.                                  0                    20,004                  1.79%
CNS Microwave, Inc.                                           N/A                     1,745                  1.79%
Columbia Natural Resources, Inc.                           78,651                         0                  1.79%
Columbia Network Services Corporation                         N/A                     3,191                  1.79%
Columbia Gas of Ohio, Inc.                                162,958                   102,490                  1.79%
Columbia Gas of Pennsylvania, Inc.                         48,173                    28,945                  1.79%
Columbia Propane Corporation                               19,484                         0                  1.79%
CP Holdings, Inc.                                             N/A                       119                  1.79%
Columbia Pipeline Corporation                                 N/A                         0                  1.79%
Columbia Energy Power Marketing Corporation                     0                         0                  1.79%
Columbia Remainder Corporation                                  0                         0                  1.79%
Crossroads Pipeline                                        30,696                         0                  1.79%
NiSource Corporate Services Company                        82,988                         0                  1.79%
Columbia Service Partners, Inc.                               N/A                     8,661                  1.79%
Columbia Transmission Communications Corporation              N/A                     1,411                  1.79%
NiSource Development Company, Inc.                        179,208                         0                  1.79%
EnergyUSA, Inc.                                            49,974                         0                  1.79%
EnergyUSA, Inc. (MA)                                            0                     2,700                  1.79%
Kokomo Gas and Fuel Company                                     0                     3,958                  1.79%
NiSource Capital Markets. Inc.                                N/A                     1,365                  1.79%
NI Energy Services, Inc.                                   48,891                         0                  1.79%
NiSource Energy Technologies, Inc.                         22,251                         0                  1.79%
NiSource Finance Corp.                                        N/A                 1,162,292                  1.79%
NiSource Inc.                                                 N/A                   108,448                  1.79%
Northern Indiana Fuel and Light Company, Inc.                   0                    12,985                  1.79%
Northern Indiana Public Service Company                   589,578                         0                  1.79%
Granite State Gas Transmission                              7,188                         0                  1.79%
Northern Utilities, Inc.                                    9,820                     8,613                  1.79%
Columbia Petroleum Corporation                                N/A                         0                  1.79%
Columbia Propane, L.P.                                        N/A                     1,661                  1.79%
Primary Energy, Inc.                                      169,868                         0                  1.79%
Columbia Gas Transmission Corporation                     183,175                         0                  1.79%
EnergyUSA-TPC Corp.                                        45,384                         0                  1.79%
--------------------------------------------------------------------------------------------------------------------------